Mail Stop 6010

July 10, 2007

Frank H. Laukien, Ph.D.
  President, Chairman, Chief Executive Officer, and Director
Bruker BioSciences Corporation
40 Manning Park
Billerica, Massachusetts 01821

Via U S Mail and FAX [(978) 667-5993]

> **Re: Bruker BioSciences Corporation**
> **Form 10-K for the fiscal year ended December 31, 2006**
> **Form 10-Q for the fiscal quarter ended March 31, 2007**
> **File No. 0-30833**

Dear Dr. Laukien:

        We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

                                Sincerely,

                                Martin F. James
                                Senior Assistant Chief Accountant